

June 9, 2011

Via E-mail
Warren M. Dillard
President and Chief Executive Officer
Vanguard Energy Corporation
1330 Post Oak Blvd., Suite 1600
Houston, Texas 77056

> **Re: Vanguard Energy Corporation**
> **Registration Statement on Form S-1**
> **Filed May 13, 2011**
> **File No. 333-174194**

Dear Mr. Dillard:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide complete responses, and where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected areas. This will minimize the need for us to repeat similar comments. Further, please provide updated disclosure with each amendment. For example, and without limitation, please provide updated disclosure regarding the status of drilling operations pursuant to your Farmout Agreement mentioned on page 24.

2. In the amended registration statement, fill in all blanks other than those that contain information you are allowed to omit at the time of effectiveness pursuant to Rule 430A.

3.   Prior to printing and distributing the preliminary prospectus, please provide us with copies of all artwork and any graphics you propose to include in the prospectus, as well as accompanying captions, if any. We may have comments after reviewing these materials.

4.   Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us a copy of that letter, or ensure that FINRA calls us for that purpose.

5.   We note your disclosure that you anticipate that your units, common stock and the Class A warrants will be quoted on the OTC Bulletin Board. With a view toward disclosure, please advise us regarding the anticipated timing of such quotation, and the status of your efforts to seek such quotation.

6.   We note your disclosure that the Class A warrants are exercisable at any time after they become separately quotable. Please tell us whether, and if so how, you intend to inform your security holders that the warrants are separately quotable and that the warrants may be exercised.

7.   Please provide independent, third party support for the following statements that you make in your filing:

        •   "[w]ells in the Batson Dome Field can have lives of up to fifty years…" at page 22;

        •   "[w]ells in this field normally do not experience rapid declines in production" at page 22;

        •   "[t]he Batson Dome Field…through 2009 had produced approximately 67 million barrels of oil" at page 24; and

        •   "[a]ctive wells in the field continue to produce approximately 130,000 barrels of oil annually" at page 24.

Registration Statement Cover Page

8.   Please tell us why you have checked the box that indicates that this is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act.

Registration Fee Table

9.   We note your disclosure in footnote 3 to your fee table that pursuant to Rule 416 under the Securities Act, you are also registering such additional indeterminate number of

securities as may become issuable pursuant to the anti-dilution provisions of the warrants and the representative's warrant. Please provide your basis for including such shares on this registration statement in this way.

Prospectus Cover Page

10. You state that the Class A warrants are exercisable at any time after they become "separately quotable." Please clarify when you would deem the warrants to be separately quotable.

11. Please clarify when the underwriter's warrant to purchase units will become exercisable.

Risk Factors, page 6

Since some of our officers plan to devote only a portion of their time to our business…, page 7

12. We note your disclosure that three of your officers are employed at other companies. Please disclose in this risk factor the amount of time that you anticipate each of these officers will devote to your business.

We do not insure against all potential losses and could be materially impacted…, page 10

13. We note your disclosure that your policies are subject to limitations and exceptions that could cause you to be unprotected against risks involved in your business. Please revise your disclosure to briefly describe such limitations and exceptions.

There is no public market for our units, common stock or public warrants…, page 11

14. Please expand this risk factor to explain what is required for your securities to be quoted on the OTCBB, clarify whether or not a market maker has submitted an application to FINRA and discuss the consequences that will result if you do not have someone to act as market maker or otherwise fail to have your securities quoted on the OTCBB.

If we do not maintain an effective registration statement…, page 12

15. We note your disclosure that an inability to exercise the public warrants could result in purchasers of units in the offering paying full price for the units solely to acquire the underlying two shares of common stock. However, it appears that a unit holder would only hold one share of common stock in the event that the warrants are not exercisable. Please advise.

Use of Proceeds, page 18

16. It does not appear that your use of proceeds disclosure addresses all net proceeds from the sale of 7,000,000 units at $1.35 per unit. Please advise or revise.

Management's Discussion and Analysis and Plan of Operation, page 21

Liquidity and Capital Resources, page 22

17.   Please discuss in this section your plans to drill wells pursuant to the Farmout Agreement
        discussed on page 24. Quantify the funds you will need to provide to drill these wells
        and discuss the anticipated source of these funds.

18.   We note your disclosure in the notes to your financial statements at page F-16 regarding
        your estimated capital requirements for the next twelve months. Please discuss this in the
        context of your liquidity and capital resources.

19.   We note your disclosure at page 6 regarding the interest and principal payments due on
        the convertible notes. Please discuss these items in the context of your liquidity and
        capital resources.

Business, page 24

20.   We note your disclosure at page 28 that all of your oil production was being sold to an
        independent oil company. Please revise your filing to describe the terms of your
        relationship with such customer, and disclose any related risks that are material.

Government Regulation, page 28

21.   Please expand your discussion of government regulation to describe the effect of existing
        or probable governmental regulations relating to the environment.

Financial Statements, F-1

22.   We note that while you report proved reserves as of March 31, 2011 on page 26, you had
        no reserves as of September 30, 2010, the end of your fiscal year. As your proved
        reserves appear to have originated from multiple sources, including the acquisition of
        producing wells and the drilling and completion of additional wells, it would be helpful
        to include note disclosure in your interim financial statements covering the six months
        ended March 31, 2011 identifying, in addition to your estimate of reserves and the
        standardized measure, the source of changes in the net quantities of your reserves and the
        standardized measure for the six months ended March 31, 2011. We expect this would
        be incremental to and could replace the pro forma standardized measure details in Note 3
        on page F-30.

Unaudited Pro Forma Condensed Financial Statements, page F-25

23.   Given that you present Statements of Revenues and Direct Operating Expenses covering
        the last five months of the 2009 calendar year, and the subsequent period through
        December 15, 2010, we do not see your rationale in excluding activity prior to your July

19, 2010 formation date in the pro forma presentation. We expect that your existence at the earlier point would be an assumption inherent in your compliance with Rule 8-05(b)(1) of Regulation S-X, but would not impact the pro forma details pursuant to FASB ASC 805-10-50-2(h) on page F-12.

Since your activity and that of the acquired operations are presented on different fiscal years, it also would be helpful to include schedules reconciling between the historical activity on page F-20 and the pro forma amounts on pages F-26 and F-27. For example, it appears that annual amounts would be reconciled with five columns being activity for July through December 2009; less activity of July, August and September 2009; plus activity for January through December 2010; less activity of October, November and December 2010; and the totals.

In presenting the subsequent interim pro forma, you should be adding to your historical amounts activity of the acquired properties for October through December 15, 2010. In the first point under Note 2(a) on page F-28, you indicate that you are adding six months of activity for the properties acquired rather than only the activity that is not already reflected in your historical financial statements which span the date of acquisition. We expect your interim amounts would be reconciled with three columns being activity for January through December 15, 2010; less activity for January through September; and the totals.

Please contact us by telephone if you require further clarification or guidance.

24.   Given that the financial information you present for the Batson Dome Wells excludes indirect general and administrative expenses, interest, income taxes and other indirect expenses, we would like to understand whether you expect the operations to be integrated or operated with your existing staff and infrastructure or if you would be hiring additional people and purchasing new systems to accommodate the expansion. If the later scenario is true, you may need to limit your pro forma financial information to Statements of Revenues and Direct Operating Expenses. Please modify your presentation if necessary to comply with this guidance and to disclose the rationale underlying your approach.

Undertakings, page II-3

25.   Please provide the undertakings found in Regulation S-K, Item 512(i).

Exhibit 5

26.   Please obtain and file a revised opinion from counsel that also opines on whether the units and shares of common stock will be legally issued, and clarifies whether they have been duly authorized. See Item 601(b)(5) of Regulation S-K. Please also ensure that the revised legality opinion states whether the warrants to be covered by the registration statement, including the representative's warrant, are legal, binding obligations of the registrant.

27.   Please ensure that the revised legality opinion covers all applicable law. In that regard, we note that the warrant certificate filed as Exhibit 4.6 indicates that it will be governed by and construed in accordance with the laws of the State of Oregon.

Engineering Comments

General

28.   Please comply with all disclosure requirements of Items 1202 through 1208 of Regulation S-K.

Vanguard Energy Corporation, page 3

29.   You state that you plan to use new technologies in mature fields to recover more oil. With a view towards possible disclosure, Please provide us with a description of these "new technologies" and explain to us the role these technologies play in your reserve estimation process.   See Rule 4-10(a)(25) of Regulation S-X and Part II.G. of the Securities Act Release 33-8995.

Proved Reserves, page 26

30.   Please disclose the qualifications and experience of Mr. Drum in determining proved reserves. We note the disclosure regarding Mr. Rochefort.

Exhibit 99

31.   Please replace the Exhibit from Nova Resources with the correct exhibit which is a letter from Nova Resources summarizing their findings and including all the requirements in paragraph (8) of Item 1202 of Regulation S-K.

32.   We note that the total capital expenditure and the capital expenditure required for the development of undeveloped reserves in the reserve report is significantly larger than the future development costs in the standardized measure on page F-24 and that which is indicated in the Use of Proceeds section for Drilling Expenses on page 18. Please reconcile this.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions regarding the engineering comments. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: William T. Hart (via e-mail)